Exhibit 10.1

October 29, 2015

Dear Nancy:

Welcome to the Bon-Ton team! The details of your offer as we discussed are included below. In your position as EVP, Chief Financial Officer you will report directly to Kathy Bufano, President & Chief Executive Officer.

In recognition of your responsibilities, your base salary will be $500,000 annually, paid according to the established bi-weekly payroll calendar.

Your start date to be November 9, 2015.

Performance Incentive Program

You will be eligible to participate in the Cash Bonus Program, beginning in Fiscal 2016.

Your target bonus is 75% of base salary, a threshold of 37.5%, and a maximum of 150% for achievement of pre-determined objectives. The objectives for your position as currently defined are 70% Company adjusted EBITDA to plan and 30% on Company sales dollars to plan. Payouts at threshold or above are made upon the achievement of the minimum company Net Income threshold, as well as the achievement of your individual metrics.

In consideration of your inability to participate in the program for 2015, you will be provided the following: A one-time payment of $100,000, net of all applicable taxes, will be paid at the first pay period after your start date and another $100,000, net of all applicable taxes, paid at the time of our normal bonus program payout on or about April 15, 2016. If you terminate your employment on your own accord, are terminated for cause, or do not initiate your relocation within two years of your start date, you will be responsible for reimbursing Bon-Ton on a pro-rated basis for the lump sum payments indicated.

Each year the metrics and payouts are evaluated and approved by the Human Resource Compensation Committee (HRCC) of the Board of Directors.

Long-Term Incentive

Upon hire, you will be awarded 175,000 shares of restricted stock with a three-year cliff vest. These are time based, not performance based. As this award is higher than our original offer, the additional shares are in lieu of any awards that would have been made in 2016 for the 2015 performance period.

Should your employment be involuntarily terminated not for cause, the Restricted Stock shall vest as follows: if occurs prior to the first anniversary of the Date of Grant, the Restricted Stock shall vest one-third on the first anniversary of the Date of Grant, one-third on the second anniversary of the Date of Grant and the remainder on the third anniversary of the Date of Grant; if occurs after the first anniversary of the Date of Grant and before the second anniversary of the Date of Grant, the Restricted Stock shall vest two-thirds on the second anniversary of the Date of Grant and the remainder on the third anniversary of the Date of Grant; and if occurs after the second anniversary of the Date of Grant and before the third anniversary of the Date of Grant, the Restricted Stock shall vest on the third anniversary of the Date of Grant.

In order to align the interest of our executives with the interests of our shareholders, Executive Vice Presidents of the Company are required to hold one times the base salary value in Company stock. The value is based on the Bon-Ton’s average daily closing common stock price as determined by the HRCC. An executive has five year in which to meet these guidelines.

Your compensation is reviewed annually. At that time, you will be considered for long-term incentives in the form of Restricted Stock Units (time-based) and Performance shares. Traditionally, the Restricted Stock units (time-based) have a three-year cliff vest. Each year the metrics and payouts are evaluated and approved by the Human Resource Compensation Committee (HRCC) of the Board of Directors. For 2015, performance shares are based 100% on the Company cumulative adjusted EBITDA to plan for the three-year period of fiscal 2015-2017, net of all incentive payments. The lowest payout level for 2015 is set at 25% of target for achievement of 95.9% of plan. The maximum payout is 150% of target. Any payment above target requires a positive shareholder return (TSR.) As previously noted, you will not be eligible for any long-term incentives for the 2015 performance period and awarded in 2016.

Commuting & Relocation Expenses

Expenses defined as commuting by our Tax department will be reimbursed up to $40,000 for approximately a nine month period. This period of time will be defined as your commuting period. Commuting expenses are expected to be airfare to and from home to place of business, apartment or hotel in Milwaukee and/or York, and transportation while in Milwaukee and/or York. This will not include meals. Commuting expense are defined by the IRS as taxable income. You will be responsible for all taxes as it applies to your commuting expenses. At the end of your commuting period, we anticipate that you will relocate to Milwaukee, with the understanding that it may take a period of time to sell your current residence.

We will pay for the costs associated with the sale of your current home, purchase of new home, and relocation of household items per our relocation policy within the next 12 months unless agreed upon otherwise. You will be provided a $12,000 lump sum, to cover temporary housing, home finding, and incidental expenses. This amount will be grossed up to cover any applicable taxes. Any further payout, including duplicate housing expenses will be reviewed by Human Resources and approved based on pro-active marketing of your home.

If you terminate your employment on your own accord, are terminated for cause, or do not initiate your relocation within two years of your start date, you will be responsible for reimbursing Bon-Ton on a pro-rated basis for any relocation expenses plus gross-up paid or reimbursed on your behalf, including the relocation lump sum indicated. To initiate your relocation, you will be required to sign a Repayment Agreement which will detail the repayment schedule.

Performance Appraisals

Performance Appraisals are conducted annually and based on results for the previous fiscal year. You will not be eligible for a performance review and merit increase for your 2015 performance in May 2016.

Benefits

You will be eligible to participate in our medical/prescription, dental, vision, supplemental life, long-term disability, and group legal plans on the 1st day after your 90th day of employment.

In order to assist in your transition to the Company sponsored medical, vision, and dental programs, we will provide you reimbursement in the form of a lump sum for the difference between your current insurance payments and the Bon-Ton medical premium, until otherwise qualified under the Bon-Ton plan.

Vacation

You will be eligible for 2 weeks of vacation in 2015. Effective in 2016 and forward you will be eligible for 5 weeks of vacation. Because these exceptions are made on a case by case basis, we ask you to treat this exception as confidential.

Executive Severance Plan

If your employment is terminated without cause, you will be provided one year of severance net of any pay from another employer, and a COBRA stipend, until otherwise qualified for health insurance by another employer, in exchange for the execution of the Non-Compete/Non-Solicitation agreement and a release of waiver and claims, as currently defined by our Executive Severance Plan. Please find enclosed a copy of these agreements for your review.

Acceptance

Please review this offer and the information provided; sign, date, and return one copy of the letter to me. We look forward to your future success on the Bon Ton team!

Sincerely,
THE BONwTON STORES, INC.

/s/ Denise M. Domian
Denise M. Domian SVP, Human Resources

ACKNOWLEDGEMENT:

Please return a signed and dated copy of this letter to me.

/s/ Nancy A. Walsh
Nancy A. Walsh	Date: October 29, 2015